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TABLE OF CONTENTS

As Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-132868

Prospectus Supplement to Prospectus dated March 31, 2006.

$250,000,000

ZIONS BANCORPORATION

Floating Rate Senior Notes Due April 15, 2008

        We will issue an aggregate of $250 million principal amount of our Floating Rate Senior Notes due April 15, 2008, which are referred to in this prospectus supplement as the Senior Notes or the notes. The Senior Notes will bear interest at the initial interest rate (as further described in "Description of Notes") for the first interest period based on the U.S. dollar three-month LIBOR as of Monday April 24, 2006, plus 0.12% and, thereafter, at a rate equal to the U.S. dollar three-month LIBOR on the second London banking day preceding the first day of each subsequent interest period, plus 0.12%. We will pay interest on the floating rate notes on January 15, April 15, July 15 and October 15 of each year, beginning July 15, 2006, to the holder of record as of the immediately preceding January 1, April 1, July 1, and October 1. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

        The notes are being offered at an initial public offering price of 100% of their principal amount, plus accrued interest, if any.

        We cannot redeem the Senior Notes prior to maturity.

        The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

        These notes will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Zions Bancorporation will sell the notes through its placement agent, Zions Direct, Inc. The placement agent is not required to sell any particular amount of the Senior Notes. Delivery of the Senior Notes will be made against payment on April 27, 2006. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Senior Notes will not be made on a T+3 basis, investors who wish to trade the Senior Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

        Zions Bancorporation may use this prospectus in the initial sale of any note. In addition, Zions Direct or any other affiliate of Zions Bancorporation may use this prospectus in a market-making transaction in any note after its initial sale. Unless Zions Bancorporation or its placement agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

ZIONS DIRECT, INC.

Prospectus Supplement dated April 21, 2006.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized any person to provide you with different information. You must not rely on any unauthorized information or representations. We are not making an offer in any jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

TABLE OF CONTENTS

SUMMARY
USE OF PROCEEDS
DESCRIPTION OF NOTES
General
Interest
Other Matters
PLAN OF DISTRIBUTION

        The distribution of this prospectus supplement and prospectus and the offering of Senior Notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Plan of Distribution." References herein to "$" and "dollars" are to the currency of the United States.

SUMMARY

Issuer:	Zions Bancorporation
Securities Offered:	Floating Rate Senior Notes Due April 15, 2008 (the "Senior Notes")
Principal Amount:	$250,000,000
Placement Fee:	0.10%
Settlement Date:	April 27, 2006
Interest Rate:	Three-month LIBOR + 12 bps, reset quarterly
LIBOR:
The calculation agent will determine the initial interest rate and the interest rate for each succeeding interest period by reference to LIBOR on the determination date (as described under "Description of Notes—Interest").
Interest Payment Dates:	Interest will be paid quarterly on January 15, April 15, July 15 and October 15, commencing July 15, 2006.
Maturity:	April 15, 2008
Redemption:	The Senior Notes are not redeemable prior to maturity.
Use of Proceeds:	We will use the net proceeds from the sale of the Senior Notes to repay the following senior and subordinated notes:
$150,000,000 of our 2.70% Senior Notes due 5/1/2006 $104,156,000 of our 6.95% Subordinated Notes due 5/15/2011 (Callable 5/15/2006)
Exchange Listing:	The Senior Notes will not be listed on any national securities exchange.
Denomination:	$1,000 and integral multiples thereof
Book-Entry System:
The Senior Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Senior Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.
Ratings:	A3 (Moody's); BBB+ (Standard & Poor's); A (low) (DBRS); and A- (Fitch)
Placement / Calculation Agent:	Zions Direct, Inc.
Trustee:	JP Morgan Chase
Issuing / Paying Agent:	Zions First National Bank

Delivery of the Notes:
Delivery of the Senior Notes will be made against payment on April 27, 2006. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Senior Notes will not be made on a T+3 basis, investors who wish to trade the Senior Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

USE OF PROCEEDS

        The net proceeds from the offering of the notes, which are expected to be approximately $249,400,000 after placement fees and payment of expenses related to the offering, will be used to repay outstanding debt, including $150,000,000 of our 2.70% Senior Notes due May 1, 2006, and $104,156,000 of our 6.95% Subordinated Notes due May 15, 2011, but which are callable on May 15, 2006.

DESCRIPTION OF NOTES

        We will issue the notes under the indenture dated September 10, 2002 between Zions Bancorporation and J.P. Morgan Trust Company, National Association, as trustee. The indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture. In this section, references to "Zions," "we," "us" and "our" refer solely to Zions Bancorporation and not its subsidiaries.

General

        The following description of the terms of the Senior Notes offered hereby (referred to in the prospectus as the notes or the "offered debt securities") supplements the description of the debt securities set forth in the prospectus, to which description reference is hereby made. The offered debt securities will constitute senior unsecured debt securities of Zions Bancorporation and will be issued under the senior debt indenture. We summarize various terms that apply generally to our debt securities, including the Senior Notes, in the accompanying prospectus under the caption "Description of Debt Securities We May Offer." The following description of the Senior Notes supplements that description of the debt securities. Consequently, you should read this prospectus supplement together with the accompanying prospectus, in order to understand the terms of the Senior Notes. However, if this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement controls with regard to the Senior Notes.

        The Senior Notes will mature on April 15, 2008. Unless previously purchased and cancelled, we will repay the Senior Notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal of and interest on the notes in U.S. dollars.

        The notes will be our senior unsecured debt obligations and will rank equally among themselves and with all of our other present and future senior unsecured indebtedness.

        The Senior Notes will not be redeemable.

        The Senior Notes will be issued in registered, book-entry form only without interest coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

        The notes are being offered at an initial public offering price of 100% of their principal amount, plus accrued interest, if any. After the initial offering, the public offering price may be varied by the issuer and/or the placement agent.

        The Senior Notes will not be subject to a sinking fund. The Senior Notes will be subject to defeasance as described under "Description of Debt Securities We May Offer—Defeasance and Covenant Defeasance" in the accompanying prospectus.

        The indenture and the Senior Notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us, and contain no financial or similar restrictions on us, except as described under "Description of Debt Securities—Amounts That We May Issue" in the accompanying prospectus.

        The Senior Notes will initially be limited to $250,000,000 aggregate principal amount. However, the indenture allows us to "reopen" this series of notes and issue additional notes of the same series with the same terms as the notes being offered hereby (except for the issue date and public offering price) without your consent and without notifying you.

        If the scheduled maturity date for the Senior Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled maturity date.

Interest

        The Senior Notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Zions Direct until such time as we appoint a successor calculation agent. The calculation agent will determine the initial interest rate and the interest rate for each succeeding interest period by reference to LIBOR on the determination date (as defined below).

        "LIBOR," with respect to an interest period for the Senior Notes, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the first day of such interest period that appears on Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on the determination date. If Telerate Page 3750 does not include this rate or is unavailable on the determination date, the calculation placement agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation placement agent, to provide that bank's offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the determination date to prime banks in the London interbank market for deposits in a representative amount (as defined below) in United States dollars for a three-month period beginning on the first day of the applicable interest period. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation placement agent will request each of three major banks in New York City, as selected by the calculation placement agent, to provide that bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the determination date for loans in a representative amount in United States dollars to leading European banks for a three-month period beginning on the first day of the applicable interest period. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

        Except as described below for the first interest period, on each interest payment date, we will pay interest for the period commencing on and including the immediately preceding interest payment date and ending on and including the next day preceding that interest payment date. We refer to this period as an "interest period." The first interest period will begin on and include April 27, 2006 and end on and include July 14, 2006.

        "Determination date" with respect to an interest period for the Senior Notes will be the second London banking day preceding the first day of such interest period. For the first interest period, the determination date will be Monday, April 24, 2006.

        "London banking day" is any day in which dealings in the United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

        "Telerate Page 3750" means the display designated as "Page 3750" on the Moneyline Telerate Service (or such other page as may replace Page 3750 on that service).

Other Matters

        Please see "Description of Debt Securities We May Offer" in the accompanying prospectus for information regarding events of default and default applicable to the Senior Notes, as well information concerning certain covenants that pertain to the Senior Notes and the provisions of the indenture governing modification of the terms of your Senior Notes.

PLAN OF DISTRIBUTION

        We are offering the Senior Notes for sale through Zions Direct. The placement will use its reasonable efforts to solicit purchases of the Senior Notes. We have the right to accept offers to purchase Senior Notes and may reject any proposed purchase of the Senior Notes. The placement agent may also reject any offer to purchase Senior Notes. We will pay the placement agent a placement fee on any notes sold through the placement agent. The placement fee will be 0.1% of the principal amount of the Senior Notes.

        The placement agent, whether acting as placement agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933.

        Delivery of the Senior Notes will be made against payment on April 27, 2006. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Senior Notes will not be made on a T+3 basis, investors who wish to trade the Senior Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. The purchase price of the Senior Notes will be required to be paid in immediately available funds in New York City.

        The Senior Notes are a new issue of securities, and there will be no established trading market for any note before its original issue date. We do not plan to list the Senior Notes for trading on any national securities exchange. We have been advised by Zions Direct that it intends to make a market in the Senior Notes. However, neither Zions Direct nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the Senior Notes.

        This prospectus supplement may be used by Zions Direct or any of our other affiliates in connection with offers and sales of the Senior Notes in market-making transactions. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

        Unless Zions Bancorporation or a placement agent informs you in your confirmation of sale that your note is being purchased in its original offering and sale, you may assume that you are purchasing your note in a market-making transaction.

        The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of new notes we may issue on and after the date of this prospectus supplement. This amount does not include notes that may be resold in market-making transactions. The latter include notes that we may issue going forward as well as notes we have previously issued.

        We describe market-making transactions and other matters relating to the distribution of the notes in the accompanying prospectus under "Plan of Distribution."

        In this prospectus supplement, the term "this offering" means the initial offering of the notes made in connection with their original issuance. This term does not refer to any subsequent resales of notes in market-making transactions.